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Los Jefes: Comida

Mexican Restaurant

Taunton, MA 02780
Operating Pop-Ups
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THE PITCH
Los Jefes: Comida is seeking investment to expand the business from pop-ups only to a brick and mortar in Tauton, MA.
Operating Pop-ups
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Early Investor Bonus: The investment multiple is increased to 1.7 for the next $10,000 invested.
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Chef Eduardo mixing the masa for tortillas.

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OUR STORY

We're a pop-up serving our customers American-Mexican and Caribbean-Soul cuisine. After falling in love with homemade tortillas, we decided to start a culinary business that at it's core, focuses on serving fresh and completely handcrafted food from tortillas to sauces. Everything is made from scratch daily!

Formed pop-up business in 2017.
Traveled all over the state serving at breweries, fairs, farmer's markets and private catering for a year and a half.
Created a unique following of dedicated supporters and followers.
Joined in a partnership to open a restaurant in Plymouth, MA in 2018.
Voted Best Mexican Restaurant in Plymouth in 2019 by Plymouth Area Events.
Voted Best Mexican Restaurant on the South Shore in 2020 by Wicked Local Readers Poll.
Dissolved partnership at the end of 2020.
Currently seeking funds for operating expenses for new take-out and bakery restaurant.
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Hand pressed tortillas on the griddle.

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Fresh Pico de Gallo in the making.

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OUR OFFERINGS

We intend to to deliver a much needed cultural experience through food with our new location: Comida (Coh-MEE-dah). The word Comida simply means "food" and our food will be a simple presentation of who we are and where we are from, featuring diverse sweets and eats like the ones listed below.

Pan Dulces (pahn DOOL-sayce): Sweet Breads and pastries from Mexico and the Caribbean
Aguas Frescas (AHH-guahs FRAY-scahs): Juices made from blended fruits, water and agave.
Burritos, Tacos and Quesadillas
Tortas and Cemitas (TOR-tahs & seh-MEE-tahs): Sandwiches on fresh baked bread.
And other specialties such as: Enchiladas, Jerk Short Ribs with Coconut Rice, Mexican Fried Chicken, Chorizo Mac & Cheese, crafted Specialty Salads and Wraps
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OUR PITCH
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THE TEAM
Nikki and Eduardo Miralrio
Chefs/Owners
Team Miralrio

This husband and wife team started their journey together back in 2006 when they met while working at a restaurant in Atlanta, GA. They took separate paths for a few years when Eduardo returned to his home in Mexico City. While back in his hometown, he studied under some of the cities' best chefs at renowned restaurants like Litoral and Catamundi. Nikki returned to her hometown in Massachusetts and started a home-based cookie subscription service, What's For Sweets. The two remained close friends, keeping in touch for several years while continued their respective culinary educations. Eduardo returned to the states in 2015 and married Nikki the following year. Both knew they wanted to start a food business together but they weren't certain of their creative direction until Eduardo made homemade tortillas for the first time for his new wife and family. When Nikki took her first bite of the freshly made, soft, and warm corn tortilla, she knew that this is what they should be making for people. They went all in to launch Los Jefes: Next Level Eats. The little pop-up took off from there, booking their first catering job at their first ever public event. They've continued to create a huge following of taco evangelists. With their eye continually on the prize of restaurant ownership and impecable work ethic, the two have found a beautiful location to house their dream. With your investment their dream can become reality.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Operating Capital and Equipment $47,000
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $800,000 $880,000 $941,600 $988,680 $1,018,340
Cost of Goods Sold $124,800 $137,280 $146,889 $154,233 $158,859
Gross Profit $675,200 $742,720 $794,711 $834,447 $859,481

EXPENSES

Rent $33,600 $34,440 $35,301 $36,183 $37,087
Utilities $16,980 $17,404 $17,839 $18,284 $18,741
Salaries $143,700 $158,070 $169,134 $177,590 $182,917
Insurance $2,100 $2,152 $2,205 $2,260 $2,316
Repairs & Maintenance $9,600 $9,840 $10,086 $10,338 $10,596
Legal & Professional Fees $4,980 $5,104 $5,231 $5,361 $5,495
Uncategorized Expenses $20,400 $20,910 $21,432 $21,967 $22,516
NNN Fees $12,000 $12,300 $12,607 $12,922 $13,245
Marketing $12,000 $12,300 $12,607 $12,922 $13,245
Janitorial and Pest $1,200 $1,230 $1,260 $1,291 $1,323
security $1,500 $1,537 $1,575 $1,614 $1,654
CC Fees $15,000 $15,375 $15,759 $16,152 $16,555
Bank Services and Fees $750 $768 $787 $806 $826
Linens and Mats $1,800 $1,845 $1,891 $1,938 $1,986
Operating Profit $399,590 $449,445 $486,997 $514,819 $530,979
This information is provided by Los Jefes: Comida. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
Investment Round Status

Target Raise $50,000
Maximum Raise $75,000
Amount Invested $0
Investors 0
Investment Round Ends April 14, 2021
Summary of Terms
Legal Business Name Los Jefes: Next Level Eats
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $10,000 invested
1.7×
Investment Multiple 1.6×
Business's Revenue Share 1.5%-2.2%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2028
Financial Condition

f

Risk Factors
Real Estate Risk

Los Jefes: Next Level Eats is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Los Jefes: Next Level Eats is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Los Jefes: Next Level Eats to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Los Jefes: Next Level Eats operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Limited Operating History

Los Jefes: Next Level Eats is a newly established entity and has no history for prospective investors to consider.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Los Jefes: Next Level Eats and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Los Jefes: Next Level Eats is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Los Jefes: Next Level Eats might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Los Jefes: Next Level Eats is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Uninsured Losses

Although Los Jefes: Next Level Eats will carry some insurance, Los Jefes: Next Level Eats may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Los Jefes: Next Level Eats could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Los Jefes: Next Level Eats's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Future Investors Might Have Superior Rights

If Los Jefes: Next Level Eats needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Los Jefes: Next Level Eats is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Los Jefes: Next Level Eats fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Los Jefes: Next Level Eats, and the revenue of Los Jefes: Next Level Eats can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Los Jefes: Next Level Eats to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by Los Jefes: Comida. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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